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                                                                    Exhibit 99.3


National City(R)                                     NATIONAL CITY CORPORATION
                                                     P.O. Box 5756
                                                     Cleveland, OH 44101-0756









FOR MORE INFORMATION CONTACT:                                     News Release


                     Thomas A. Richlovsky
                     Senior Vice President & Treasurer
                     (216) 575-2126

                     Dan L. Shingler
                     Manager, Media Relations
                     (216) 575-2441


                     For Immediate Release






CLEVELAND, Ohio--June 9, 1998 -- National City Corporation (NYSE:NCC) confirmed that although it is considering the possible acquisition of the remaining 12% of National Processing, Inc. (NYSE:NAP) common shares held by the public, National City indicated that it has not formulated the terms of any proposal to acquire the shares of National Processing and that no proposal has been made to National Processing or its board of directors. There can be no assurance that National City will make a proposal to acquire the remaining shares of National Processing.

National City is an $81 billion diversified financial services company based in Cleveland Ohio. National City operates banks and other financial services subsidiaries primarily in Ohio, Michigan, Pennsylvania, Kentucky, Indiana and Illinois. National City can be found on the world wide web at www.national-city.com.